Exhibit 99.1

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	February 5, 2016

Tasman Commences Trading on the OTCQB

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV: TSM) (Frankfurt: T61); (OTCQB: TASIF) Tasman announces that its common shares commenced trading on the OTCQB under the symbol “TASIF” effective at the market open on Friday, February 5, 2016. Tasman’s common shares continue to trade on the TSX Venture Exchange under the symbol “TSM”.

Tasman’s shares were delisted from the NYSE MKT prior to the start of trading today following an announcement by the Company on January 15, 2016, of its intention to voluntarily delist from the NYSE MKT.

Tasman is managed by resource professionals who are implementing significant cost control measures across its business to preserve its asset position during this cyclical industry low. Tasman has also initiated a review of potential strategic alternatives that could assist in creating maximum shareholder value during these challenging market conditions.

On behalf of the Board,	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
"Mark Saxon"	Company Contact: Mariana Bermudez +1 (604) 699 0202
Mark Saxon, President & CEO	Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, changes in corporate goals, unexpected expenditures, our ability to identify and close suitable acquisitions,  unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM OTCQB : TASIF www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Skollalen 2 BOLLNAS 821 41 SWEDEN